Amendment No. 1 to Pricing Sheet dated March 3, 2008 relating to
Amendment No. 1 to Pricing Supplement No. 483 dated February 4, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

S T R U C T U R E D  I N V E S T M E N T S
Opportunities in Equities
Morgan Stanley ModelWare World ex-America Participation Notes due February 6, 2014

PRICING TERMS – JANUARY 30, 2008, as updated to reflect the initial index value set on March 3, 2008
Issuer:	Morgan Stanley
Underlier:	Morgan Stanley ModelWare World ex-America – Total Return (“ModelWare ex-America”)
Please read the accompanying pricing supplement for information on ModelWare ex-America.
Aggregate principal amount:	$7,500,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	January 30, 2008
Original issue date:	February 6, 2008 (5 business days after the pricing date)
Maturity date:	February 6, 2014
Payment at maturity (per security):	Each security is exchangeable on the maturity date, unless earlier exchanged, for the net entitlement value as determined on the maturity valuation date.
Net entitlement value:	▪	The initial net entitlement value will be $10 per security.
▪
The net entitlement value on any index business day following the index setting date will equal (i) the product of (x) the net entitlement value on the previous index business day times (y) the ModelWare ex-America performance on that index business day, minus (ii) the adjustment amount determined as of that index business day.

Index setting date:	March 3, 2008, which is the first index business day after the 30th calendar day following the index business day immediately following the pricing date
ModelWare ex-America performance:
The ModelWare ex-America performance on any index business day following the index setting date will equal the closing value of ModelWare ex-America on that index business day divided by the closing value of ModelWare ex-America on the previous index business day.

Initial index value:
4,281.069, which is the average of (i) 4,287.285, the closing value of ModelWare ex-America on the index business day immediately following the pricing date and (ii) 4,274.853, the closing value of ModelWare ex-America on the index setting date

Adjustment amount:
The adjustment amount on any index business day following the index setting date will equal (i) the product of (x) 1.40% of the net entitlement value on the previous index business day times (y) the number of calendar days since the previous index business day, divided by (ii) 365.  On an annualized basis, the adjustment amount will reduce the net entitlement value by approximately 1.40% per year based on each index business day’s net entitlement value.

Maturity valuation date:	February 4, 2014, subject to adjustment for non-index business days and market disruption events
Exchange right:
An investor will, subject to the minimum exchange amount, have the right to exchange a block of the securities on any index business day during any exchange period for the net entitlement value as determined on the applicable exchange valuation date and payable on the fifth trading day following such exchange valuation date.

Minimum exchange amount:	10,000 securities and multiples of 100 securities in excess thereof
Exchange periods:	The first 10 calendar days of February, May, August and November in each year, beginning in May 2008 and ending in November 2013
Exchange valuation date:	The first index business day following the last calendar day of the applicable exchange period, subject to adjustment for market disruption events
Interest:	None
CUSIP:	61747W448
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per security	$10	$0	$10
Total	$7,500,000	$0	$7,500,000

(1)
If you continue to hold your securities on the last business day of a given quarter, we will pay the brokerage firm through which you hold your securities additional commissions with respect to such quarter at a rate equal to 0.65% per annum, beginning in May 2008.  For the quarterly period ending in May 2008, the commission amount paid will be prorated from and including the index setting date.  For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Pricing Supplement No. 483 dated February 4, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837